MEMORANDUM
TO:	Chad Eskildsen U. S. Securities and Exchange Commission
FROM:	Daniel W. Koors Senior Vice President & Chief Operating Officer Karen J. Buiter Vice President
CC:	Susan Rhee Senior Vice President, General Counsel & Secretary
DATE:	January 2, 2014
SUBJECT:	Response to Comments to Form N-CSR for JNL Investors Series Trust (the “Trust”) File Nos: 333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received on December 27, 2013, to the Form N-CSR filed on March 1, 2013.

The comments, as we understood them, are repeated below in italics, with responses immediately following.

1.           Annual Report - Disclosure of Fund Expenses – In future reports, please disclose the actual number of days used in the calculation (for example 186/365). Pursuant to Item 27(d) of Form N-1A.

The Trust began including this information in its Semi-Annual Report dated June 30, 2013, filed on August 28, 2013. The Trust will continue to include this information in future reports.

2.           Form N-SARs for JNL Money Market Fund – The staff noted that the last two Form N-SAR filings did not contain an entry for Item 74W, which requests the period end mark-to-market net asset value per share for money market funds only (to four decimals).  Please review these filings and if this item was not answered, please file amended N-SARs for impacted periods for the past two years.

Management has reviewed the N-SAR filings for the past two years and has confirmed that Item 74W was not answered.  The Trust will file amended N-SARs for the impacted periods for the past two years as requested.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call Susan Rhee at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com